September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Howard Efron, Kristina Marrone

Re:	AA Mission Acquisition Corp. II

Amendment No 1 to Registration Statement on Form S-1

Filed on September 11, 2025

CIK No. 0002075336

Ladies and Gentlemen:

On behalf of our client, AA Mission Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 filed on September 11, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated September 23, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed September 11, 2025

General

1.	We note your disclosure that the completion window is 18 months from the closing of this offering, or up to 24 months from the closing of this offering if you extend the period of time to consummate a business combination by up to two additional periods of three months each. We also note your disclosure that, pursuant to the terms of your amended and restated memorandum and articles of association and the trust agreement, in order for the time to be extended in this manner, your sponsor must deposit $0.10 per each public share then outstanding into the trust account for each three-month extension. However, the form of amended and restated memorandum and articles of association filed as Exhibit 3.2 refers to a completion window of 24 months and does not appear to contain any provisions that would allow for additional time pursuant to a sponsor extension as you describe in the prospectus. Similarly, the form of investment management trust agreement filed as Exhibit 10.2 refers to a completion window of 18 months and does not appear to speak to a sponsor extension as you describe in the prospectus. Please revise as appropriate to reconcile these discrepancies.

Response: The Company respectfully advises the Staff that it has included a revised Exhibit 3.2 and Exhibit 10.2 with Amendment No. 2 in response to the Staff’s comment.

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Please do not hesitate to contact Michael Blankenship at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

/s/ Winston & Strawn LLP

Winston & Strawn LLP

cc:	Qing Sun, Chief Executive Officer, AA Mission Acquisition Corp. II